UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 42)

CareView Communications, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.

55 Hudson Yards, 28th Floor

New York, New York 10001

Attention: Arthur Cohen

(212) 622-7800

With a Copy to:

Eugene McDermott

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141743104	13D	Page 2 of 19

(1)	NAME OF REPORTING PERSON HealthCor Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 186,970,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 186,970,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,970,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 3 of 19

(1)	NAME OF REPORTING PERSON HealthCor Associates, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 186,970,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 186,970,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,970,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
(14)	TYPE OF REPORTING PERSON OO- limited liability company

CUSIP No. 141743104	13D	Page 4 of 19

(1)	NAME OF REPORTING PERSON HealthCor Hybrid Offshore Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 186,970,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 186,970,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,970,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 5 of 19

(1)	NAME OF REPORTING PERSON HealthCor Hybrid Offshore GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 186,970,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 186,970,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,970,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
(14)	TYPE OF REPORTING PERSON OO-limited liability company

CUSIP No. 141743104	13D	Page 6 of 19

(1)	NAME OF REPORTING PERSON HealthCor Group, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 186,970,0003
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 186,970,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,970,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8%
(14)	TYPE OF REPORTING PERSON OO-limited liability company

CUSIP No. 141743104	13D	Page 7 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 173,030,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 173,030,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,030,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 8 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners Management GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 173,030,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 173,030,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,030,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
(14)	TYPE OF REPORTING PERSON OO- limited liability company

CUSIP No. 141743104	13D	Page 9 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 173,030,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 173,030,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,030,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 10 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 173,030,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 173,030,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,030,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 141743104	13D	Page 11 of 19

(1)	NAME OF REPORTING PERSON HealthCor Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 173,030,000
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 173,030,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,030,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
(14)	TYPE OF REPORTING PERSON OO- limited liability company

CUSIP No. 141743104	13D	Page 12 of 19

(1)	NAME OF REPORTING PERSON Jeffrey C. Lightcap
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 13,500,000
	(8)	SHARED VOTING POWER 173,030,000
	(9)	SOLE DISPOSITIVE POWER 13,500,000
	(10)	SHARED DISPOSITIVE POWER 173,030,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,530,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 141743104	13D	Page 13 of 19

(1)	NAME OF REPORTING PERSON Arthur Cohen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 8,141,660
	(8)	SHARED VOTING POWER 360,000,000
	(9)	SOLE DISPOSITIVE POWER 8,141,660
	(10)	SHARED DISPOSITIVE POWER 360,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,141,660
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 141743104	13D	Page 14 of 19

(1)	NAME OF REPORTING PERSON Joseph Healey
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,000,000
	(8)	SHARED VOTING POWER 360,000,000
	(9)	SOLE DISPOSITIVE POWER 6,000,000
	(10)	SHARED DISPOSITIVE POWER 360,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,000,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 141743104	13D	Page 15 of 19

This Amendment No. 42 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012, Amendment No. 5 filed April 5, 2013, Amendment No. 6 filed October 2, 2013, Amendment No. 7 filed January 3, 2014, Amendment No. 8 filed January 21, 2014, Amendment No. 9 filed July 1, 2014, Amendment No. 10 filed January 6, 2015, Amendment No. 11 filed February 20, 2015, Amendment No. 12 filed April 12, 2015, Amendment No. 13 filed July 6, 2015, Amendment No. 14 filed October 2, 2015, Amendment No. 15 filed January 4, 2016, Amendment No. 16 filed April 6, 2016, Amendment No. 17 filed July 1, 2016, Amendment No. 18 filed October 3, 2016, Amendment No. 19 filed January 3, 2017, Amendment No. 20 filed April 3, 2017, Amendment No. 21 filed July 5, 2017, Amendment No. 22 filed October 2, 2017, Amendment No. 23 filed January 3, 2018, Amendment No. 24 filed February 28, 2018, Amendment No. 25 filed July 17, 2018, Amendment No. 26 filed January 3, 2019, Amendment No. 27 filed May 17, 2019, Amendment No. 28 filed January 2, 2020, Amendment No. 29 filed February 10, 2020, Amendment No. 30 filed July 2, 2020, Amendment No. 31 filed October 2, 2020, Amendment No. 32 filed January 5, 2021, Amendment No. 33 filed April 1, 2021, Amendment No. 34 filed April 22, 2021, Amendment No. 35 filed July 1, 2021, Amendment No. 36 filed October 4, 2021, Amendment No. 37 filed January 4, 2022, Amendment No. 38 filed March 10, 2022, Amendment No. 39 filed July 1, 2022, Amendment No. 40 filed July 15, 2022 and Amendment No. 41 filed January 4, 2023 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting the conversion of certain outstanding Replacement Notes held by the Reporting Persons in aggregate principal amount of $20,764,166 into Common Stock as described in more detail under Item 6.

Percentages in this Statement are based on 401,380,748 shares of Common Stock outstanding, calculated as the sum of (a) 139,380,748 shares of Common Stock outstanding as of November 21, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 21, 2022, and (b) 262,000,000 shares of Common Stock issued in connection with the Conversion Agreement described in Item 6 below to the holders of Replacement Notes, including the Reporting Persons, on March 30, 2023.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)       Collectively, the Reporting Persons beneficially own an aggregate of 387,641,660 shares of Common Stock, including (i) an aggregate of 207,641,660 shares of Common Stock held directly by the Reporting Persons and (ii) an aggregate of 180,000,000 shares of Common Stock that may be acquired upon conversion of the unconverted Replacement Notes described herein.

CUSIP No. 141743104	13D	Page 16 of 19

Of the amount beneficially owned by the Reporting Persons:

(i) HCP Fund is the beneficial owner of (a) 86,515,000 shares of Common Stock held directly that were issued upon the conversion of $8,651,500 principal amount of Replacement Notes on March 30, 2023, and (b) 86,515,000 shares of Common Stock underlying the unconverted principal amount of the Replacement Note held by it;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., and HCPMGP may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (a) 93,485,000 shares of Common Stock held directly that were issued upon the conversion of $9,348,500 principal amount of Replacement Notes on March 30, 2023, and (b) 93,485,000 shares of Common Stock underlying the unconverted principal amount of the Replacement Note held by it;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by Hybrid Fund;

(v) By virtue of his relationship to HCP Fund, Mr. Lightcap may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by HCP Fund. In addition, Mr. Lightcap is the beneficial owner of 13,500,000 shares of Common Stock issued to him on March March 30, 2023 upon conversion of 100% of the Replacement Notes previously held by him;

CUSIP No. 141743104	13D	Page 17 of 19

(vi) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Cohen may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Cohen is the beneficial owner of 8,141,660 shares of Common Stock issued to him on March 30, 2023 upon conversion of 100% of the Replacement Note previously held by him; and

(vii) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Healey is the beneficial owner of 6,000,000 shares of Common Stock issued to him on March 30, 2023 upon conversion of 100% of the Replacement Note previously held by him.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds or any other Reporting Person. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)          The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)           Except for the transactions described under Item 6, the Reporting Persons have effected no transactions relating to the Common Stock in the past 60 days.

(d)-(e)  Inapplicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

As reported in Amendment No. 41 to the Original Statement, on December 30, 2022, the Reporting Persons entered into a Consent and Agreement to Cancel and Exchange Existing Notes and Issue Replacement Notes and Cancel Warrants (the “Cancellation Agreement”) among the Issuer, the Reporting Persons and certain other holders of convertible notes and warrants of the Issuer, pursuant to which the Reporting Persons, along with the other investor parties to that agreement, surrendered certain outstanding convertible notes held by them (the “Cancelled Notes”) in exchange for Replacement Notes described therein, and surrendered certain warrants for cancellation. In exchange for the Cancelled Notes, the Issuer issued the Replacement Notes in principal amounts of (a) $17,303,000 to HCP Fund; (b) $18,697,000 to Hybrid Fund; (c) $1,350,000 to Mr. Lightcap; (d) $814,166 to Mr. Cohen; and (e) $600,000 to Mr. Healey. The Replacement Notes do not bear interest, mature on December 31, 2023, and are convertible into common stock of the Issuer in whole or in part at any time at a conversion price of $0.10 per share, subject to adjustment upon the occurrence of stock splits, reverse stock splits and similar recapitalization events.

On March 30, 2023, the Reporting Persons, along with the other holders of Replacement Notes, executed a Replacement Note Conversion Agreement (the “Conversion Agreement”) among the Company, the Reporting Persons, and each other holder of Replacement Notes, through which the parties elected to convert their Replacement Notes into shares of Common Stock, except that each of HCP Fund and Hybrid Fund elected to convert only fifty percent (50%) of the Replacement Notes held by them under the Conversion Agreement. HCP Fund and Hybrid Fund currently expect to convert the remainder of their outstanding Replacement Notes (in principal amounts of $8,651,500 and $9,348,500, respectively) following the approval by the Issuer’s stockholders of an amendment to its certificate of incorporation increasing the number of authorized shares of common stock of the Issuer.

Consequently, in accordance with the Conversion Agreement, (a) HCP Fund converted $8,651,500 principal amount of Replacement Notes into 86,515,000 shares of Common Stock; (b) Hybrid Fund converted $9,348,500 principal amount of Replacement Notes into 93,485,000 shares of Common Stock; (c) Mr. Lightcap converted $1,350,000 principal amount of Replacement Notes into 13,500,000 shares of Common Stock; (d) Mr. Cohen converted $814,166 principal amount of Conversion Notes into 8,141,660 shares of Common Stock; (e) Mr. Healey converted $600,000 principal amount of Replacement Notes into 6,000,000 shares of Common Stock; and (f) holders of Replacement Notes other than the Reporting Persons converted $5,435,834 principal amount of Replacement Notes into 54,358,340 shares of Common Stock.

The parties to the Conversion Agreement have agreed not to transfer the shares received upon conversion of their Replacement Notes for a period ending December 31, 2023.

The description of the Conversion Agreement set forth under this Item 6 is qualified in its entirety by the terms of such agreement, a copy of which is included as an exhibit to this Statement.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

70	Conversion Agreement (incorporated by reference from Exhibit 10.01 to the Issuer’s Current Report on Form 8-K filed March 31, 2023).

CUSIP No. 141743104	13D	Page 18 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2023

HEALTHCOR MANAGEMENT, L.P.

By:	HealthCor Associates, LLC, its general partner

By: /s/ Arthur Bruce Cohen
Name: Arthur Bruce Cohen
Title: Authorized Signatory

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By: /s/ Arthur Bruce Cohen
Name: Arthur Bruce Cohen
Title: Authorized Signatory

HEALTHCOR ASSOCIATES, LLC

By: /s/ Arthur Bruce Cohen
Name: Arthur Bruce Cohen
Title: Authorized Signatory

HEALTHCOR GROUP, LLC

By: /s/ Arthur Bruce Cohen
Name: Arthur Bruce Cohen
Title: Authorized Signatory

CUSIP No. 141743104	13D	Page 19 of 19

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By:	HealthCor Partners Management GP, LLC, its general partner

By: /s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By: /s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

HEALTHCOR PARTNERS L.P., for itself and as general partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By:	HealthCor Partners GP, LLC, its general partner

By: /s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

HEALTHCOR PARTNERS GP, LLC

By: /s/ Jeffrey C. Lightcap
Name: Jeffrey C. Lightcap
Title: Member

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen